Breyer & Associates PC	8180 Greensboro Drive Suite 785 McLean, Virginia 22102 Telephone (703) 883-1100 Facsimile (703) 883-2511 E-mail jbreyer@b-a.net
ATTORNEYS AT LAW	**Not admitted in Virginia

November 21, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Northwest Bancorp, Port Angeles, Washington
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of First Northwest Bancorp, Port Angeles, Washington (“Company”), we hereby file under the Securities Act of 1933, as amended, a Registration Statement on Form S-1, relating to the proposed common stock offering by the Company in connection with the proposed conversion of First Federal Savings and Loan Association of Port Angeles (“First Federal”) from mutual to stock form.

An Application for Approval of Conversion on behalf of First Federal is being filed today with the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation.

If you have any questions concerning this matter, please contact the undersigned.

Sincerely,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr/1330
cc	Levon L. Mathews, President and Chief Executive Officer, First Federal Savings and Loan Association of Port Angeles
Larry J. Hueth, Chief Financial Officer, First Federal Savings and Loan Association of Port Angeles